Exhibit 2.1.1

FIRST AMENDMENT TO

SECURITIES PURCHASE AGREEMENT

THIS FIRST AMENDMENT TO SECURITIES PURCHASE AGREEMENT (this “First Amendment”) is entered into effective this 4th day of January, 2012, by and between Halcon Resources LLC, a Delaware limited liability company (“Investor”) and RAM Energy Resources, Inc., a Delaware corporation (the “Company”).

WITNESSETH:

WHEREAS, the Company and Halcon are parties to that certain Securities Purchase Agreement dated December 21, 2011 (the “Agreement”); and

WHEREAS, capitalized terms used but not defined herein have the meanings ascribed to such terms in the Agreement; and

WHEREAS, the Company and Halcon desire to amend the Agreement to more accurately reflect the intention of the parties that the Consent Delivery Period shall terminate upon delivery by the Majority Stockholders to the Company of the Written Consent.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Paragraphs (a) and (b) of Section 9.13 of the Agreement shall be deleted in their entirety and the following substituted therefor:

“(a) The Company shall, and shall cause its Subsidiaries and its and their respective members, officers, employees and directors, and use reasonable best efforts to cause its stockholders (including without limitation the Majority Stockholders), representatives and agents (collectively, the “Restricted Parties”) to, immediately cease and cause to be terminated any discussions or negotiations with any parties (other than the parties to this Agreement and their Affiliates, representatives and advisors) that may be ongoing with respect to, or that would be reasonably expected by the parties to lead to, a Company Acquisition Proposal. The Company shall not and shall cause its Subsidiaries and its and their respective members, officers, employees and directors, and shall use reasonable best efforts to cause its stockholders (including without limitation the Majority Stockholders), representatives and agents not to, directly or indirectly, (x) take any action to enter into any agreement with respect to any Company Acquisition Proposal, or (y) solicit, negotiate, furnish information to, accept, encourage, consider, participate in negotiations or discussions relating to, or otherwise pursue, any Company Acquisition Proposal, other than the transactions contemplated by this Agreement; provided, however, that at any time prior to the expiration of the Consent Delivery Period, in response to a bona fide written unsolicited Company Acquisition Proposal received after the date hereof that the Board of Directors of the Company determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes, or is reasonably expected to lead to, a Superior Proposal, and which Company Acquisition Proposal was not, directly or indirectly, the result of a breach by any Restricted Party of this Section 9.13(a), the Company may, subject to compliance with Section 9.13(b) and Section 9.13(c), (i) furnish information with respect to the Company and its Subsidiaries to the Person making such Company Acquisition Proposal (and its representatives) pursuant to a customary confidentiality agreement not less restrictive of such Person than the Confidentiality Agreement (provided that all such information has previously been delivered or made available to Investor or is delivered or made available to Investor prior to or concurrently with the time it is delivered or made available to such Person), and (ii) participate in discussions or negotiations with the Person making such Company Acquisition Proposal (and its representatives) regarding such Company Acquisition Proposal.

(b) The Board of Directors of the Company has adopted a resolution declaring that this Agreement, the issuance of the Securities to the Investor as contemplated herein, the amendments to the Company’s certificate of incorporation as contemplated by the Written Consent, and the amendment to the Company’s 2006 Long-Term Incentive Plan are advisable, fair to and in the best interests of the Company and its stockholders, recommending that the Company’s stockholders approve and adopt this Agreement, the issuance of the Securities to the Investor as contemplated herein, the amendments to the Company’s certificate of incorporation as contemplated by the Written Consent, and the amendment to the Company’s 2006 Long-Term Incentive Plan and directing that such items be submitted for consideration by the Company’s stockholders (the “Company Recommendation”). Neither the Board of Directors of the Company nor any committee thereof shall (i) (A) withdraw (or modify in a manner adverse to Investor), or publicly propose to withdraw (or modify in a manner adverse to Investor), the Company Recommendation or (B) recommend, adopt or approve, or publicly propose to recommend, adopt or approve, any Company Acquisition Proposal, or (ii) approve or recommend, or publicly propose to approve or recommend, that any of the Restricted Parties execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or that is intended to or would be reasonably expected to lead to, any Company Acquisition Proposal (other than a confidentiality agreement referred to in and as permitted by Section 9.13(a)) (an “Acquisition Agreement”) (each of the items set forth in each subsection of this sentence, a “Company Adverse Action”). Notwithstanding the foregoing, at any time prior to the first to occur of (i) the delivery to the Company of the Written Consent executed by the Majority Stockholders, or (ii) the close of business on the day that is 20 Business Days after the date of this Agreement (the period from the date of this Agreement to the first to occur of (i) or (ii) being referred to herein as the “Consent Delivery Period”), the Board of Directors of the Company (or any committee thereof) may approve or allow the Company or a Subsidiary to enter into an Acquisition Agreement with respect to a Superior Proposal, and/or may withdraw or modify (including in a manner adverse to Investor) the Company Recommendation and/or recommend a transaction with respect to a Superior Proposal (each an “Adverse Recommendation Change”), if, in each case, such Board of Directors (or any committee thereof) determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that taking such action is necessary for the members of the Board of Directors of the Company to comply with their fiduciary duties to the holders of the Common Stock under applicable Law (such determination, a “Fiduciary Duty Determination”); provided, however, that (i) no action described in the preceding portion of this sentence shall be taken until after the fifth (5th) Business Day following Investor’s receipt of written notice (a “Notice of Adverse Recommendation Change”) from the Company advising Investor that the Board of Directors of the Company (or a committee thereof) intends to take such action and specifying the reasons therefor, including the material terms and conditions of any Superior Proposal that is the basis of the proposed action by the Board of Directors or committee (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Adverse Recommendation Change and a new five (5) Business Day period) and representing that the Company has complied, in all material respects, with its obligations under this Section 9.13, (ii) during such five (5) Business Day period, the Company shall (A) negotiate with Investor in good faith to make such adjustments to the terms and conditions of this Agreement as would enable the Company to proceed with its recommendation of this Agreement and (B) not take any further actions described in clauses (x) or (y) of Section 9.13(a) except insofar as the Board of Directors of the Company (or a committee thereof) makes a Fiduciary Duty Determination that such further action is necessary, and (iii) the Company shall not take any further actions described in (x) or (y) of Section 9.13(a) (except insofar as the Board of Directors of the Company (or a committee thereof) makes a Fiduciary Duty Determination that such further action is necessary) if, prior to the expiration of such five (5) Business Day period, Investor makes a proposal in writing to adjust the terms and conditions of this Agreement, which adjusted terms the Company’s Board of Directors determines in good faith (after consultation with its legal and financial advisors) to be at least as favorable as the Superior Proposal (the “Investor Amended Proposal”), provided the restrictions of this clause (iii) shall be applicable only for so long (including the five (5) Business Day review period provided above) as the prior Superior Proposal is not amended to result in a proposal that constitutes a Superior Proposal to the Investor Amended Proposal, in which event the process will be continued until either the Investor or the Person making a Superior

Proposal fails or refuses to amend the terms of such party’s proposal to top the other party’s proposal. In the event that a Superior Proposal is received by the Company, and a Notice of Adverse Recommendation with respect to such Superior Proposal is delivered to the Investor, before the expiration of the Consent Delivery Period, the 20 Business Day alternative termination date of the Consent Delivery Period shall be extended and shall not expire until after five (5) Business Days shall have elapsed from the date Investor has received such Notice of Adverse Recommendation (or any subsequent Notice of Adverse Recommendation in response to any Amended Investor Proposal) and has not delivered to the Company an Amended Investor Proposal. Nothing in this Agreement shall obligate the Board of Directors of the Company or any committee thereof to make or cause to be made, or to fail to make or cause to be made, any public disclosure or communication with any stockholder or stockholders of the Company, if such disclosure or communication, or lack thereof, would constitute a breach of such Board’s or committee’s duties under applicable Laws.”

2. In all other respects the Agreement shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the parties have caused this First Amendment to be duly executed by their respective Authorized Officers on the day and year first above written.

COMPANY:

RAM Energy Resources, Inc.

By:	/s/ Larry E. Lee

Name: Larry E. Lee
Title: President and CEO

INVESTOR:

Halcon Resources LLC

By:	/s/ Floyd C. Wilson

Name:	Floyd C. Wilson
Title:	Manager

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